11017257

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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INUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 25 2011

SEC FILE NUMBER
8- 37456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Katynski (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL BREWER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Sep. 16, 2011
Acting in the County of Oakland

Notary Public

Signature

President - Advance Capital Group
Vice President - Advance Capital Services

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in XXXXXXXXXXXXXX. Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
× (o) Independent auditors report on Internal Acct. Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

× (p) Statement of Cash Flows - Broker Dealer

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

December 31, 2010

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

December 31, 2010

Table of Contents

	Page No.
Financial Statements	
Independent Certified Public Accountants' Report	3
Consolidated Statement of Financial Condition	4
Consolidated Statement of Operations and Accumulated Deficit	5
Consolidated Statement of Cash Flows	6 - 7
Notes to Consolidated Financial Statements	8 - 16
Supplementary Information	
Independent Certified Public Accountants' Report on Supplementary Information	18
Consolidating Statement of Financial Condition	19
Consolidating Statement of Operations and Accumulated Deficit	20
Advance Capital Services, Inc. - Statement of Stockholders' Equity	21
Advance Capital Services, Inc. - Statement of Cash Flows	22 -23
Schedule I - Advance Capital Services, Inc. Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	24

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2010, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2010, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

William I. Minoletti & Co. P.C.

February 21, 2011

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of December 31, 2010

Assets	
Cash and cash equivalents	$ 1,173,089
Trade receivables	1,210,123
Prepaid expenses	33,164
Furniture, equipment and software, less accumulated depreciation and amortization of $1,083,407	271,134
Deposits	20,153
Total assets	$ 2,707,663
Liabilities	
Payable to brokers and dealers	$ 737
Accounts payable	37,844
Accrued expenses	1,108,914
Notes payable to Advance Capital I, Inc. Funds	2,520,116
Total liabilities	3,667,611
Stockholders' equity (capital deficiency)	
Common stock	3
Additional paid in capital	214,108
Accumulated deficit	(1,174,059)
Total stockholders' equity (capital deficiency)	(959,948)
Total liabilities and stockholders' equity (capital deficiency)	$ 2,707,663

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Operations
and Accumulated Deficit
for the Year Ended December 31, 2010

Revenue	
Fee income	$ 8,870,101
Commissions	1,616,305
PWC Settlement	685,662
Interest income	2,105
Total revenue	11,174,173
Expenses	
Officers' compensation	202,173
Office compensation	2,234,268
Compensation of representatives	2,700,996
Depreciation and amortization	132,415
Insurance - General	46,288
Insurance - Health	340,757
Insurance - Workers' compensation	15,885
Marketing	432,014
Office expense	201,178
Payroll taxes	296,593
Postage	87,404
Professional fees	114,818
Computer support	370,045
ESOP contributions	223,914
Regulatory fees	48,878
Rent	521,646
Repairs and maintenance	15,675
Taxes and licenses	139,857
Telephone	104,214
Interest expense	235,656
Miscellaneous	30,175
Total expenses	8,494,849
Net income from operations	2,679,324
Accumulated deficit - Beginning of year	(2,346,651)
Distributions	(1,506,732)
Accumulated deficit - End of year	$ (1,174,059)

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows
for the Year Ended December 31, 2010

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 10,706,532
Cash paid to vendors and employees	(7,720,848)
Interest received	2,105
Interest expense	(235,656)
Net cash provided by operating activities	2,752,133
Cash flows from investing activities	
Expenditures for furniture and equipment	(149,840)
Deposit made	(6,240)
Net cash used in investing activities	(156,080)
Cash flows from financing activities	
Distributions to stockholders	(1,016,244)
Repayments of notes payable to Advance Capital I, Inc. Funds	(1,207,217)
Net cash used in financing activities	(2,223,461)
Net increase in cash and cash equivalents	372,592
Cash and cash equivalents - Beginning of year	800,497
Cash and cash equivalents - End of year	$ 1,173,089

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2010

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 2,679,324
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	132,415
Changes in:	
Accounts receivable	(465,536)
Prepaid state income taxes	51,546
Prepaid expenses	4,138
Accounts payable and accrued taxes and expenses	350,246
Total adjustments	72,809
Net cash provided by operating activities	$ 2,752,133

See Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 42% of the total revenue). The Company primarily transacts business in the midwestern United States.

Revenue Recognition
Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for officers' compensation varies periodically, principally because determination of compensation takes into consideration the receipt of certain revenue.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Securities
Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy. The Company held no securities at the balance sheet date.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on marketable securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are included in other comprehensive income, whereas realized gains and losses flow through the Company's operations.

Property and Depreciation
Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

Subsequent Events
The Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2011, which is the same date the financial statements were available to be issued.

2. Financial Instruments

The Company's accounts receivable, accounts payable and notes payable are financial instruments which have fair values at December 31, 2010 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in banks and brokerage firms that at times exceeded amounts insured by the FDIC and SIPC. The maximum loss that would have resulted from that risk totaled approximately $225,000 at December 31, 2010 for the excess of the deposit liabilities reported by the banks and brokerage firms over the amounts that would have been covered by the FDIC and SIPC.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2010 are broker/dealers and related investment companies located in the United States.

3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, "Fair Value Measurements and Disclosures", sets forth a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs will be used only when Level 1 or Level 2 inputs are not available.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$ 0	$ 674,020	$ 0

Level 2 - Fair Value Measurements

The fair value of the money market funds are obtained from readily available pricing sources for comparable instruments.

The Company's investments are reported at fair value in the accompanying consolidated statement of financial condition. The preceding table presents fair value measurement information for certain financial instruments. The carrying values of receivable, payables, cash, and notes payable included in the accompanying consolidated statement of financial condition approximated fair value at December 31, 2010.

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$2,102,080	$ 605,583	$ 2,707,663
Stockholders' equity (capital deficiency)	(1,373,983)	414,035	(959,948)

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software are recorded at cost and consist of:

Furniture and equipment	$1,167,068
Software	187,473
	$1,354,541

6. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2010 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015. The Company also leases additional office space in Michigan, Ohio, Illinois and Florida expiring through January 2016.

The aggregate minimum annual rental commitments at December 31, 2010 under noncancelable operating lease agreements are as follows:

Year Ending December 31	
2011	$ 398,617
2012	362,186
2013	295,248
2014	270,363
2015	109,812
Thereafter	2,268
Total	$1,438,494

8. Income Taxes

The stockholders elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S-corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

The Companies are subject to applicable state and local income taxes regardless of S-corporation status. The Company and its subsidiaries are registered in nineteen states and has filing requirements in five of these states. Management believes that it does not have nexus in any of the other jurisdictions in which it periodically operates and, accordingly, is not registered or does not file tax returns in those jurisdictions. In the normal course of business the Company is subject to examinations by taxing authorities. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2006 or state income tax examinations for years before 2005.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, SERVICES had net capital of $ 296,143 which was $283,373 in excess of its required net capital (based on aggregate indebtedness) of $12,770. SERVICES' net capital ratio was .65 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $500 million and .65% of the average daily net assets above $500 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds and .50% of the average daily net assets up to $500 million and .45% of the average daily net assets above $500 million of the Retirement Income Fund and .80% of the average daily net assets of the Core Equity Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Retirement Income and Core Equity Funds.

MANAGEMENT operations reflect $3,601,584 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended December 31, 2010.

SERVICES operations reflect $1,499,941 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the year ended December 31, 2010.

11. Stock Repurchase Agreement

The Company's stockholders are party to an agreement dated November 13, 2007 (fourth restated) which stipulates the terms under which the Company's stock can be sold. Among other things, the agreement gives the remaining stockholders the first option to acquire the shares of any stockholder wishing to sell his common stock. If the remaining stockholders do not elect to purchase the stock, the agreement specifies the order of others that will receive an "option" to purchase such stock. The determination of purchase price is also established under the agreement and is materially in excess of the Company's book value.

12. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual "covered" compensation as a percentage of total "covered" compensation. The Company accounts for the ESOP in accordance with FASB ASC 718. The board elected to make a contribution to the ESOP totaling $223,914 for the year ended December 31, 2010.

13. MANAGEMENT Liability to Advance Capital I, Inc. Funds

The Advance Capital I, Inc. mutual funds (the Funds) are advised by the Company's subsidiary investment adviser MANAGEMENT. If errors are made in the calculation of Net Asset Value of the Funds, it is the responsibility of MANAGEMENT to make the Funds whole under specific approaches outlined by the Securities and Exchange Commission. Under the guidance of MANAGEMENT, the Funds loaned securities under an agreement (through February 2009) with Credit Suisse First Boston (CSFB). For the loaned securities, the Funds receive cash collateral which is then invested in short term, high quality securities ("collateral securities"). The Funds receive the majority portion of the income from these collateral securities.

It is the responsibility of MANAGEMENT to accurately determine the fair market value of the collateral securities. MANAGEMENT reexamined its valuation of each collateral security, for each day, for all of 2007 and 2008 to determine whether a different price should have been used for each. This analysis determined that the errors made within the funds produced a liability of MANAGEMENT to the Funds of approximately $4,260,000. The remaining balance was recorded in 2008 as an expense on MANAGEMENT's books.

During 2010, MANAGEMENT reached a settlement with the former auditors of the Funds for a gross amount of $1,050,000. After subtracting expenses incurred to secure these proceeds the net settlement totaled $685,662. The entirety of the net proceeds was used to pay down the promissory notes to the Funds in December 2010 (Note 14).

14. Notes Payable to Advance Capital I, Inc. Funds

In January 2009, the Company's subsidiary investment adviser, Advance Capital Management, Inc. (MANAGEMENT) completed its analysis of an error it had made in the valuation of securities in a lending portfolio of its client, Advance Capital I, Inc. (the Funds). That analysis resulted in a liability of MANAGEMENT to the Funds in the amount of $4,214,937 (See Note 13). MANAGEMENT recorded this expense and the corresponding payable in 2008. Subsequent to recording the liability the Securities and Exchange Commission indicated that it would not oppose the payable being converted to a promissory note.

During 2009 MANAGEMENT effected promissory notes to the Advance Capital I, Inc. Equity Growth, Balanced and Retirement Income Funds that are payable in Eighty-Three (83) equal monthly installments totaling $63,101 beginning February 2009 through December 2015. The notes bear interest at prime plus 3.5% (6.75% at December 31, 2010), allow for prepayment without penalty, and are unsecured.

As discussed in Note 13 MANAGEMENT made a prepayment on notes in December 2010 of $685,662. It is the intention of Company management to continue to pay the originally

determined monthly installment ($63,101) which will have the effect of retiring the note approximately 14 months sooner (October 2014).

MANAGEMENT is also required to report on a quarterly basis to the Fund's Board of Directors regarding the Company's financial condition and results of operations

The balances due on the notes to each of the Advance Capital I, Inc. Funds at December 31, 2010 are as follows:

	Note Balance	Monthly Installment
Equity Growth Fund	$ 1,208,053	$ 30,248
Balanced Fund	1,270,097	31,802
Retirement Income Fund	41,966	1,051
	$ 2,520,116	$ 63,101

Future maturities on the promissory notes payable are as follows:

Year ending December 31	
2011	$ 605,610
2012	647,778
2013	692,881
2014	573,847
	$ 2,520,116

15. Business Conditions

During the year ended December 31, 2008, the Company incurred a net loss of approximately $2,900,000. As of December 31, 2010, it had a capital deficiency of approximately $960,000.

The Company's continuation is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financial agreements, to obtain additional financing or refinancing as may be required, as well as maintaining profitability.

Management's plans in regard to these matters include:

- Continuation of its historical experience in acquiring new customers

- Expansion of marketing efforts into significant new market areas
- Continuation of the cost cutting initiatives begun during 2008
- Continued restructuring of the Company's business model to increase operating margins

The accompanying financial statements do not reflect any adjustments that could result from the Company's plans.

SUPPLEMENTARY

INFORMATION

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries for the year ended December 31, 2010, is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 21, 2011

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Condition
As of December 31, 2010

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 693,503	$ 479,586	$	$	$ 1,173,089
Trade receivables	1,202,018	8,105			1,210,123
Prepaid expenses	0	33,164			33,164
Fixed assets, net	206,559	64,575			271,134
Deposits	0	20,153			20,153
Investment in subsidiaries	0	0	(959,948)	(959,948)	0
Total assets	$ 2,102,080	$ 605,583	$ (959,948)	$ (959,948)	$ 2,707,663
Liabilities					
Payable to brokers and dealers	0	737			737
Accounts payable	0	37,844			37,844
Accrued expenses	955,947	152,967			1,108,914
Notes payable to ACI	2,520,116	0			2,520,116
Total liabilities	3,476,063	191,548	0	0	3,667,611
Stockholders' equity (capital deficiency)					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Accumulated deficit	(1,559,426)	(192,176)	(1,174,059)	(1,751,602)	(1,174,059)
Total stockholders' equity (capital deficiency)	(1,373,983)	414,035	(959,948)	(959,948)	(959,948)
Total liabilities and stockholders' equity (capital deficiency)	$ 2,102,080	$ 605,583	$ (959,948)	$ (959,948)	$ 2,707,663

Advance Capital Group, Inc.
And Subsidiaries

Consolidating Statement of Operations and Accumulated Deficit for the Year Ended December 31, 2010

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 7,368,685	$ 1,501,416	$	$	$ 8,870,101
Commissions	0	1,616,305			1,616,305
PWC Settlement	685,662	0			685,662
Interest income	2,024	81			2,105
Total revenue	8,056,371	3,117,802			11,174,173
Expenses					
Officers' compensation	202,173	0			202,173
Office compensation	1,799,533	434,735			2,234,268
Compensation of representatives	1,049,226	1,651,770			2,700,996
Depreciation and amortization	111,665	20,750			132,415
Insurance - General	6,783	39,505			46,288
Insurance - Health	200,090	140,667			340,757
Insurance - Workers' comp.	0	15,885			15,885
Marketing	73,943	358,071			432,014
Office expense	138,888	62,290			201,178
Payroll taxes	184,215	112,378			296,593
Postage	81,029	6,375			87,404
Professional fees	108,329	6,489			114,818
Computer support	370,045	0			370,045
ESOP contributions	111,957	111,957			223,914
Regulatory fees	4,654	44,224			48,878
Rent	336,781	184,865			521,646
Repairs and maintenance	6,986	8,689			15,675
Taxes and licenses	104,114	35,743			139,857
Telephone	59,252	44,962			104,214
Interest expense	235,656	0			235,656
Miscellaneous	23,394	6,781			30,175
Total expenses	5,208,713	3,286,136			8,494,849
Net income (loss) from operations	2,847,658	(168,334)			2,679,324
Net income from subsidiaries	0	0	2,679,324	2,679,324	0
Net income (loss)	2,847,658	(168,334)	2,679,324	2,679,324	2,679,324
Accumulated deficit - Beginning of year	(2,900,352)	(23,842)	(2,346,651)	(2,924,194)	(2,346,651)
Distributions	(1,506,732)	0	(1,506,732)	(1,506,732)	(1,506,732)
Accumulated deficit - End of year	$ (1,559,426)	$ (192,176)	$ (1,174,059)	$ (1,751,602)	$ (1,174,059)

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended December 31, 2010

	Common Stock	Additional Paid in Capital	Accumulated Deficit
Balances at January 1, 2010	$ 6,062	$ 600,149	$ (23,842)
Net Loss			(168,334)
Distributions			0
Balances at December 31, 2010	$ 6,062	$ 600,149	$(192,176)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended December 31, 2010

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 3,124,578
Cash paid to vendors and employees	(3,129,564)
Interest received	81
Net cash used in operating activities	(4,905)
Cash flows from investing activities	
Expenditures for furniture and equipment	(49,039)
Deposit made	(6,240)
Net cash used in investing activities	(55,279)
Net decrease in cash and cash equivalents	(60,184)
Cash and cash equivalents - Beginning of year	539,770
Cash and cash equivalents - End of year	$ 479,586

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended December 31, 2010

Reconciliation of net loss to net cash used in operating activities		
Net Loss	$	(168,334)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		20,750
Changes in:		
Accounts receivable		6,857
Prepaid state income taxes		28,721
Prepaid expenses		(33,164)
Accounts payable and accrued taxes and expenses		140,265
Total adjustments		163,429
Net cash provided by operating activities	$	(4,905)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010

Net Capital	
Total stockholder's equity	$ 414,035
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	414,035
Deductions and/or charges	
Non-allowable assets	
Furniture, equipment and software, net	64,575
Prepaid expenses	33,164
Deposits	20,153
Total deductions and/or charges	117,892
Net capital	$ 296,143
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 737
Accounts payable	37,844
Accrued taxes and expenses	152,967
Total aggregate indebtedness	$ 191,548
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 12,770
Excess net capital at 1,500 percent	$ 283,373
Excess net capital at 1,000 percent	$ 276,988
Ratio: Aggregate indebtedness to net capital	.65 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II amended (Unaudited) FOCUS report dated December 31, 2010 and the above calculation.

ADVANCE CAPITAL SERVICES, INC.

SUPPLEMENTAL REPORT OF THE STATUS OF

MEMBERSHIP IN THE SIPC

PURSUANT TO RULE 17a-5 (e) (4) OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Advance Capital Services, Inc.
Southfield, MI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Advance Capital Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Advance Capital Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advance Capital Services Inc.'s management is responsible for Advance Capital Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Amended Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in the Amended Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2011

ADVANCE CAPITAL SERVICES, INC.
SUPPLEMENTAL REPORT OF THE STATUS OF MEMBERSHIP IN THE SIPC
December 31, 2010

To the Securities and Exchange Commission:

This supplemental report of the status of membership in the SIPC is furnished in conjunction with our report as of December 31, 2010, and covers the SIPC general assessment reconciliation for the year ended December 31, 2010, pursuant to Rule 17a-5(e)(4).

The following checks were made payable to the Securities Investor Protection Corporation and was mailed to SIPC on the date indicated.

Date	Description	General Assessment Amount
7/26/10	Assessment paid with SIPC-6 2010 general assessment form	$ 150
2/22/11	Assessment paid with Amended SIPC-7 2010 general assessment form	-
	Total	150
	Total general assessment per the Amended SIPC-7 for the year ended December 31, 2010	-
	Balance due (overpaid)	$ (150)

Sincerely,

Advance Capital Services, Inc.

Julie Katynski
Signature

Vice President + Asst. Secretary
Title

ADVANCE CAPITAL SERVICES, INC.

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies, with respect to Services, in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William I. Hinslett & Co. P.C.

February 21, 2011